UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of December 2006

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250
Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

Agreement for the sale of Ingest Facility to Pirelli RE Facility Management

SIGNATURES

Agreement for the sale of Ingest Facility to Pirelli RE Facility Management

The Fiat Group, through Business Solutions, has reached an agreement with Pirelli RE Facility Management for the sale of the 100% interest held in Ingest Facility.

Ingest Facility operates across all the facility management sectors, offering integrated solutions for the management of industrial and commercial property and plants. The Company employs about 370 people and its consolidated sales for 2006 are expected to reach approximately 225 million euros (including activities carried out in France).

The sale will be carried out on the basis of a total value of approximately 50 million euros subject to usual price adjustment clauses and will be finalized after antitrust authorizations have been received.

The transaction is part of the Fiat Group strategy to focus on its core business and will entail a capital gain at the consolidated level equivalent to approximately 40 million euros.

Turin, December 15, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 15, 2006

FIAT S.p.A.

BY: /s/ Fabio Spirito
_____________________________

Fabio Spirito

Power of Attorney